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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                     JARDINE FLEMING CHINA REGION FUND, INC.
                       (Name of Subject Company (issuer))


                     JARDINE FLEMING CHINA REGION FUND, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

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      COMMON STOCK, PAR VALUE $.01 PER SHARE, 5,864,280 SHARES OUTSTANDING
                         (Title of Class of Securities)


                                    471110106
                      (CUSIP Number of Class of Securities)

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                              SEBASTIAN R. SPERBER
                       CLEARY, GOTTLIEB, STEEN & Hamilton
                                   39th FLOOR
                               BANK OF CHINA TOWER
                            ONE GARDEN ROAD, CENTRAL
                                HONG KONG, CHINA
                                 (852) 2521-4122
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 WITH A COPY TO:
                                  JOHN P. FALCO
                     JARDINE FLEMING CHINA REGION FUND, INC.
                                  C/O PFPC INC.
                              400 BELLEVUE PARKWAY
                              WILMINGTON, DE 19809
                                 (800) 441-9800
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

                            CALCULATION OF FILING FEE

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            Transaction Valuation                 Amount of Filing Fee
------------------------------------------- ----------------------------------
               $ 10,396,196(a)                        $ 2,079.24(b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for 1,172,856 shares in the offer, based upon a price per share of $8.8635, which represents 95% of the net asset value per share at June 1, 2001.
(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[_] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        N/A
     Form or Registration No.       N/A
     Filing Party:                  N/A
     Date Filed:                    N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer:
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Jardine Fleming China Region Fund, Inc.

                                         By: /s/ John P. Falco

                                         Name: John P. Falco
                                         Title: Assistant Secretary

                                         Dated: June 11, 2001

                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO relates to an offer by Jardine Fleming China Region Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 1,172,856 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 11, 2001 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

         The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

ITEM 12.  EXHIBITS.

         (a)(1)(i)         Offer to Purchase, dated June 11, 2001

         (a)(1)(ii)        Form of Letter of Transmittal.

         (a)(1)(iii)       Form of Notice of Guaranteed Delivery.

         (a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(v) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(vi) Text of letter to shareholders of the Fund dated June 11, 2001, from The Right Honourable the Earl of Cromer, Chairman.

         (a)(1)(vii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(2)            None.

         (a)(3)            Not applicable.

         (a)(4)            Not applicable.

         (a)(5) Text of press release issued by the Fund dated May 24, 2001. (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on May 24, 2001.)

         (b)--(h)          Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.